Trans Energy, Inc.
                     210 Second Street, P. 0. Box 393
                      St. Marys, West Virginia 26170



                             February 11, 1998



Mr. Brent Wagman
Natural Gas Technologies, Inc.
16775 Addison Road, Suite 300
Dallas, TX 75248

Re:      Proposal for Merger between Trans Energy, Inc. ("Trans
         Energy") and Natural Gas Technologies, Inc. ("NGT")

Dear Loren:

         This letter of intent ("LOI") is intended to memorialize the parties binding understanding regarding the merger of NGT with and into Trans Energy (the "Merger") whereby the separate corporate existence of NGT shall cease and Trans Energy shall be surviving corporation in the Merger. The principal terms of the Merger shall be set forth in this LOI, however, the parties agree to proceed to prepare a merger agreement ("Merger Agreement"), which when and if completed and executed, shall form the basis of our definitive agreement. This LOI and any agreement between the parties with respect to the subject matter hereof shall terminate and be null and void if the Merger Agreement is not executed by the parties by February 20, 1998.

1. Structure of Merger. The Merger shall be structured as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended. The Merger shall be accomplished by way of the exchange and cancellation of all of the issued and outstanding shares of common stock, $.001 par value, of NGT for the number of shares of Trans Energy common stock, $.001 par value, which, after issuance thereof, represent 75% of the total number of issued and outstanding shares of Trans Energy's common stock. Such shares of Trans Energy common stock shall be distributed pro rata to the NGT shareholders. Based upon 5,663,215 shares of Trans Energy common stock currently issued and outstanding, the NGT shareholders would receive in the Merger 16,989,645 shares of Trans Energy common stock.
Mr. Brent Wagman

February 11, 1998
Page 2

2. Assets and Liabilities. On the effective date of the Merger all of the assets and liabilities of NGT shall automatically become assets and liabilities of Trans Energy. except with regard to the Lyric Energy, Inc. shares owned by NGT which shall be sold prior to the effective date of the Merger as set forth below.

3. Representation and Warranties of NGT and Trans Energy. The Merger Agreement shall contain customary representations, warranties, covenants and conditions for a merger of this type, and such other terms and conditions as may be mutually agreed upon by the parties.

4. Actions of the Parties Pending Closing. From the date of execution of this LOI until the effective date of the Merger, NGT and Trans Energy shall continue to be operated in the ordinary course of business as separate entities, provided, however, that an operating committee (the "Committee") consisting of Loren Bagley and Mike Stewart shall be formed to oversee all such operations and any expenditure or commitment by either party in excess of $20,000 shall require approval of the Committee. Notwithstanding the foregoing, NGT shall have the right prior to the effective date of the Merger to issue up to a maximum of 1.6 million shares of NGT common stock to third parties in exchange for fair consideration, as determined in the sole discretion of NGT.

5.       Conditions Precedent.

         a. Approval of the shareholders of both parties is required for completion of the Merger. The parties shall cooperate to prepare a Joint Proxy and Information Statement and Registration Statement all on Form S-4 (collectively, the "Registration Statement") to be delivered to the shareholders of each party and filed with the Securities and Exchange Commission ("SEC"). The Companies shall also cooperate in responding to any comments of the SEC regarding the Registration Statement. The Registration Statement shall be prepared and filed with the SEC as soon as reasonably possible after execution of the Merger Agreement.

         b. NGT shall use its best efforts to sell all of the common stock of Lyric Energy, Inc. owned by it for fair consideration prior to the effective date of the Merger.

         c. NGT shall either purchase or cause the holders of its Class A preferred stock to convert such preferred stock into common stock of NGT prior to
Mr. Brent Wagman

February 11, 1998
Page 3

         the effective date of the Merger.

         d. Trans Energy shall have successfully restructured all of its indebtedness which is personally guaranteed by officers or directors of it to eliminate such personal guarantees prior to the effective date of the Merger.

6. Due Diligence Matters; Full Disclosure. The parties shall afford each other and their respective representatives, counsel, agents and employees reasonable access to their respective businesses, properties, books, files, records, insurance policies and the like for the purpose of inspection and examination thereof and the parties shall fully, completely and accurately answer any questions with respect thereto,

7. Confidentiality, Nonsolicitation. The terms of the Merger and this LOI (including, but not limited to the identity of the parties) shall be held by the parties hereto in strict confidence and shall not be disclosed to anyone other than to legal counsel for the parties and other agents and representatives of the parties who need to know such information in connection with the Merger. Subject to the requirements of applicable law, no party shall make any news releases or other public disclosure with respect to this LOI or the Merger without the prior written consent of the other party. In addition, after the date hereof neither party shall directly solicit entertain or encourage inquiries or proposals to enter into any agreement or negotiate with any third party to sell or participate in any merger or consolidation with respect to the business and/or assets of either party.

S. Sundance LLC. The parties acknowledge that they are the sole owners of Sundance LLC, which after the Merger shall be a wholly owned entity of Trans Energy. NGT has paid certain costs and expenses of Sundance LLC, half of which costs and expenses are the obligation of Trans Energy. The parties agree to perform a final accounting of all such costs and expenses and Trans Energy shall reimburse NGT with respect to any amounts owing by it to NGT prior to the effective date of the Merger.

9. Intercompany Loans. The parties believe that shareholder approval of the Merger is only a formality and that the Merger will, therefore, become effective.
         Accordingly, to the extent reasonably deemed necessary by the Committee, the parties agree to make intercompany loans between them prior to the effective date of the Merger. Such loans shall however be negotiated on an arms-length basis, properly documented and secured.

Mr. Brent Wagman
February 11, 1998
Page 4

10. Closing. The effective date of the Merger shall occur within five days after all conditions precedent (including shareholder approval) have been satisfied by the parties and upon the filing of a Certificate of Merger with the Secretary of State of Nevada and with the appropriate authority of the State of Texas.

II. Board of Directors of Trans Energy. Upon the effective date of the Merger the Board of Directors of Trans Energy shall consist of seven persons, three of whom prior to such date shall be named by NGT, three shall be named by Trans Energy and the seventh shall be named by mutual agreement of NGT and Trans Energy. Notwithstanding the foregoing, Loren Bagley shall be the Chairman of the Board of Directors and Michael Stewart shall be the President and Chief Operating Officer of Trans Energy.

12. Miscellaneous. Neither party may assign its rights or obligations under this LOI without the prior written consent of the other party hereto. This LOI may not be amended or supplemented except by written agreement of the parties hereto.

Please indicate your agreement with the foregoing by executing this LOI in the space provided below and returning it to my attention by noon today. If I do not receive an executed counterpart of this LOI by such time., the terms of this LOI shall be null and void.

                             Very truly yours.

                        TRANS ENERGY, INC., a Nevada corporation


                             By:
                             Loren E. Bagley, President

         Agreed to and accepted this 11th day of February, 1998.

                                  NATURAL GAS TECHNOLOGIES, INC..
                                  a Texas corporation


                                  By:
                                       Brent Wagman, President